

Mail Stop 3233

August 24, 2017

Via E-mail
Ms. Maria R. Hawthorne
Chief Executive Officer
PS Business Parks, Inc.
701 Western Avenue
Glendale, CA 91201-2349

     Re: **PS Business Parks, Inc.**
             Form 10-K for the fiscal year ended December 31, 2016
             Filed February 24, 2017
             File No. 001-10709

Dear Ms. Hawthorne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 2. Properties, page 16

1.   We note that you discuss adjusted rental income and adjusted cost of operations, which are non-GAAP financial measures, here and in the MD&A. Please clarify how you have complied with all the disclosure requirements outlined within Item 10(e) of Regulation S-K regarding your presentation of these measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities